Exhibit 99.7

Royal & Sun Alliance Insurance Group plc
Royal & Sun Alliance ESOP Trust No.2

On the recommendation of Royal & Sun Alliance Insurance Group plc, Mourant & Co. Trustees Limited as trustee of the Royal & Sun Alliance Executive Share Ownership Plan No.2 ("ESOP No.2") purchased 1,900,000 ordinary shares of 27.5p each in the Company at a price of 82.38p per share on 12 April 2005.

The executive directors of Royal & Sun Alliance Insurance Group plc, being Messrs Andrew Kenneth Haste, Mark George Culmer and David Victor Paige have an interest in the shares held in ESOP No.2 as potential beneficiaries of this trust.

–ENDS–

Enquiries to:

Jackie Fox

Tel: +44 (0)20 7111 7042